UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL REPORT

2017 RESULTS

Consolidated financial information audited by independent auditors, prepared in accordance with International Financial Reporting Standards - IFRS.

Rio de Janeiro – March 15th, 2018

▪	Results

Petrobras reported a loss of R$ 446 million in 2017, determined by the following factors:

o	class action Agreement in the USA, in the amount of R$ 11,198 million; and
o	Adhesion to Brazilian federal settlement programs, totaling R$ 10,433 million.

Compared to 2016, there was an improvement in the operating profit due to the following factors:

o	Higher net exports of oil at higher prices;
o	Reduced personnel costs;
o	Lower expenses with dry wells and equipment idleness;
o	Gain from the sale of NTS in 2Q-2017; and
o	Lower impairment and depreciation of assets.

Excluding the class action agreement, the Company would have presented net income of R$ 7,089 million.

Free Cash Flow* remained positive for the eleventh consecutive quarter, reaching R$ 44,064 million in 2017, 6% higher than the previous year. This result reflects the reduction in investments.

▪	Metric - Net Debt / Adjusted EBITDA

Net debt* reached R$ 280,752 million or US$ 84,871 million, representing a decrease of 11% and 12% respectively, compared to 2016. In addition, liability management made it possible to increase the average duration of 7.46 years to 8.62 years, simultaneously with the reduction of the average rate of 6.2% p.a. to 6.1% p.a..

Adjusted EBITDA* decreased by 14% in 2017 to R$ 76,557 million and the Adjusted EBITDA Margin* was 27%, due to the above mentioned factors (class action agreement and Brazilian federal settlement agreements).

In view of that, the net debt to Adjusted EBITDA** ratio reached 3.67 in 12/31/2017, after having reached 3.16 as of 09/30/2017. Leverage* decreased from 55% to 51% in the year.

Excluding the class action effect, Adjusted EBITDA would be R$ 87,755 million and the net debt/Adjusted EBITDA index would reach 3.20.

▪	Operating highlights

Total crude oil and natural gas production reached 2,767 thousand barrels of oil equivalent per day (boed) in 2017, being 2,655 thousand boed in Brazil, stable compared to 2016.

Output of domestic oil products in Brazil decreased by 5% while its sales dropped 6% when compared to 2016, to 1,800 thousand bpd and 1,940 thousand bpd respectively.

The Company sustained the position of net exporter, with 361 thousand bpd of balance in 2017 (vs. 167 thousand bpd in 2016), due to the increase in exports of 32% and reduction in imports of 18%

.

* See definitions of Free Cash Flow, Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt and Leverage in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA and Net Debt.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

e-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

B3: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

* See definitions of Free Cash Flow, Adjusted EBITDA and Net debt in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA and Net debt.

Table 01 - Main Items and Consolidated Economic Indicators

	R$ million
	Jan-Dec
	2017	2016	2017 x 2016 (%)	4Q-2017	3Q-2017	4Q17 X 3Q17 (%)	4Q-2016
Sales revenues	283,695	282,589	−	76,512	71,822	7	70,489
Gross profit	91,595	89,978	2	25,203	21,237	19	22,812
Operating income (loss)	35,624	17,111	108	(1,414)	7,778	(118)	11,811
Net finance income (expense)	(31,599)	(27,185)	(16)	(7,598)	(7,411)	(3)	(5,309)
Consolidated net income (loss) attributable to the shareholders of Petrobras	(446)	(14,824)	97	(5,477)	266	(2159)	2,510
Basic and diluted earnings (losses) per share attributable to the shareholders of Petrobras	(0.03)	(1.14)	97	(0.41)	0.03	(1467)	0.19
Market capitalization (Parent Company)	216,045	209,777	3	216,045	203,376	6	209,777
Adjusted EBITDA*	76,557	88,693	(14)	12,986	19,223	(32)	24,788
Adjusted EBITDA margin* (%)	27	31	(4)	17	27	(10)	35
Gross margin* (%)	32	32	−	33	30	3	32
Operating margin* (%)	13	6	7	(2)	11	(13)	17
Net margin* (%)	−	(5)	5	(7)	−	(7)	4
Total capital expenditures and investments	48,220	55,348	(13)	14,790	10,435	42	14,060
Exploration & Productio	39,650	47,250	(16)	12,802	8,543	50	11,146
Refining, Transportation and Marketing	4,093	4,032	2	1,104	1,124	(2)	1,015
Gas & Power	3,602	2,426	48	574	578	(1)	1,439
Distribution	345	477	(28)	116	82	43	147
Biofuel	112	364	(69)	62	17	265	15
Corporate	419	799	(48)	132	91	50	298
Average commercial selling rate for U.S. dollar	3.19	3.48	(8)	3.25	3.16	3	3.30
Period-end commercial selling rate for U.S. dollar	3.31	3.26	2	3.31	3.17	4	3.26
Variation of the period-end commercial selling rate for U.S. dollar (%)	1.5	(16.5)	18	4.4	(4.2)	9	0.4
Domestic basic oil products price (R$/bbl)	226.37	227.44	−	246.29	213.41	15	220.25
Brent crude (R$/bbl)	173.30	150.90	15	199.48	164.71	21	162.90
Brent crude (US$/bbl)	54.27	43.69	24	61.39	52.08	18	49.46
Domestic Sales Price
Crude oil (U.S. dollars/bbl)	50.48	39.36	28	55.82	48.30	16	45.71
Natural gas (U.S. dollars/bbl)	37.79	31.10	22	38.60	37.28	4	32.08
International Sales price
Crude oil (U.S. dollars/bbl)	47.16	43.52	8	54.04	44.32	22	42.44
Natural gas (U.S. dollars/bbl)	20.79	21.40	(3)	22.23	21.90	2	18.34
Total sales volume (Mbbl/d)
Diesel	717	780	(8)	692	754	(8)	707
Gasoline	521	545	(4)	501	512	(2)	553
Fuel oil	61	67	(9)	68	68	−	67
Naphtha	134	151	(11)	113	133	(15)	164
LPG	235	234	−	230	249	(8)	232
Jet fuel	101	101	−	105	102	3	101
Others	171	186	(8)	176	172	2	177
Total oil products	1,940	2,064	(6)	1,885	1,990	(5)	2,001
Ethanol, nitrogen fertilizers, renewables and other products	112	112	−	121	115	5	104
Natural gas	361	333	8	386	389	(1)	332
Total domestic market	2,413	2,509	(4)	2,392	2,494	(4)	2,437
Crude oil, oil products and others exports	672	554	21	550	699	(21)	649
International sales	242	418	(42)	246	244	1	364
Total international market	914	972	(6)	796	943	(16)	1,013
Total	3,327	3,481	(4)	3,188	3,437	(7)	3,450

*See definition of Adjusted EBITDA, Adjusted EBITDA Margin, Gross Margin, Operating Margin and Net Margin in glossary and the reconciliation in Reconciliation of Adjusted EBITDA.

2017 x 2016 Results*:

The Company improved its operational profit in 2017, due to the increase in Brent prices, as well as in volume and margin of oil exports and increase in natural gas sales, reduction in personnel expenses and with costs attributable to writ-offs of dry and/or subcommercial wells and to equipment idleness, gains with the sale of NTS and drop in impairment and in depreciation. On the other hand, there were lower volumes of oil products sales in the domestic market and higher expenses with government participation. Altogether those factors resulted in an operating income of R$ 35,624 million, 108% higher than 2016.

During 2017, with the objective of eliminating risks and uncertainties related to litigation, the Company signed an agreement to finish the class action, in the total amount of R$ 11,198 million (including taxes), and  joined four Brazilian federal settlement programs, which affected the Company’s results, generating a net loss of R$ 446 million and a reduction of the Adjusted EBITDA, from R$ 88,693 million in 2016 to R$ 76,557 million in 2017.

The Brazilian federal settlement programs also affected the net finance expenses, being offset by the reduction in interest expenses, as a result of the liability management, that reduced debt’s amount and cost. However, the higher depreciation of dollar over the net negative exposure in pound and euro in the period led to worse financial result.

Free Cash Flow increased 6%, in view of the reduction in investments.

4Q-2017 Results**:

In the 4Q-2017, there was improvement in the margins, both in exports and in domestic sales, as a result of the increase in Brent prices and of the pricing policy, contributing to a gross profit 19% higher (R$ 25,203 million), despite the lower sales volume.

On the other hand, the Company signed the agreement to finish the class action and adhered to the tax settlement program related to administrative and judicial disputes related to income tax. Those agreements resulted in increase of operational expenses, reflecting the fall of 32% in Adjusted EBITDA, totaling R$ 12,986 million in the quarter.

Those agreements, in conjunction with the impairment, in the amount of R$ 3,511 million, led to the net loss of R$ 5,477 million.

Free Cash Flow was positive for the eleventh quarter in a row, reaching R$ 6,608 million. Despite higher margins in the domestic sales and exports, the operating cash flow was affected by the increase in judicial deposits, resulting in its reduction by 19%. Besides that, investments were 40% higher due to the signature bonuses related to the last three ANP Bidding Rounds.

* Additional information about operating results of 2017 x 2016, see item 6.
* Additional information related to operating results 4Q-2017 x 3Q-2017, see item 7	*

Table 02 - Exploration & Production Main Indicators

	R$ million
	Jan-Dec
	2017	2016	2017 x 2016 (%)	4Q-2017	3Q-2017	4Q17 X 3Q17 (%)	4Q-2016
Sales revenues	134,737	116,033	16	37,154	32,528	14	32,663
Brazil	131,732	111,464	18	36,244	31,890	14	31,953
Abroad	3,005	4,569	(34)	910	638	43	710
Gross profit	45,515	29,847	52	13,213	10,033	32	11,087
Brazil	44,352	28,344	56	12,755	9,803	30	10,848
Abroad	1,163	1,503	(23)	458	230	99	239
Operating expenses	(11,969)	(23,086)	48	(3,019)	(3,702)	18	(1,860)
Brazil	(9,817)	(21,092)	53	(2,235)	(3,377)	34	(1,352)
Abroad	(2,152)	(1,994)	(8)	(784)	(325)	(141)	(508)
Operating income (loss)	33,546	6,761	396	10,194	6,331	61	9,227
Brazil	34,535	7,252	376	10,520	6,426	64	9,496
Abroad	(989)	(491)	(101)	(326)	(95)	(243)	(269)
Net income (loss) attributable to the shareholders of Petrobras	22,453	4,762	372	6,828	4,254	61	6,075
Brazil	22,678	5,290	329	6,870	4,210	63	6,389
Abroad	(225)	(528)	57	(42)	44	(195)	(314)
Adjusted EBITDA of the segment*	65,302	53,648	22	17,867	14,591	22	17,654
Brazil	64,734	52,058	24	17,525	14,399	22	17,264
Abroad	568	1,590	(64)	342	192	78	390
EBITDA margin of the segment (%)*	48	46	2	48	45	3	54
Capital expenditures of the segment	39,650	47,250	(16)	12,802	8,545	50	11,146
Average Brent crude (R$/bbl)	173.30	150.90	15	199.48	164.71	21	162.90
Average Brent crude (US$/bbl)	54.27	43.69	24	61.39	52.08	18	49.46
Sales price - Brazil
Crude oil (US$/bbl)	50.48	39.36	28	55.82	48.30	16	45.71
Sales price - Abroad
Crude oil (US$/bbl)	47.16	43.52	8	54.04	44.32	22	42.44
Natural gas (US$/bbl)	20.79	21.40	(3)	22.23	21.90	2	18.34
Crude oil and NGL production (Mbbl/d)	2,217	2,224	−	2,201	2,197	−	2,308
Brazil	2,154	2,144	−	2,140	2,134	−	2,243
Abroad	41	55	(25)	40	41	(2)	43
Non-consolidated production abroad	22	25	(12)	21	22	(5)	22
Natural gas production (Mbbl/d)	550	566	(3)	536	552	(3)	560
Brazil	501	485	3	496	506	(2)	503
Abroad	49	81	(40)	40	46	(13)	57
Total production	2,767	2,790	(1)	2,737	2,749	−	2,868
Lifting cost - Brazil (US$/barrel)
excluding production taxes	11.27	10.64	6	11.28	11.74	(4)	10.24
including production taxes	20.48	16.27	26	22.02	20.79	6	18.20
Lifting cost - Brazil (R$/barrel)
excluding production taxes	35.72	36.33	(2)	36.42	36.73	(1)	33.51
including production taxes	65.20	55.12	18	71.88	64.86	11	59.25
Lifting cost – Abroad without production taxes (US$/barrel)	5.51	5.38	2	7.01	4.95	42	5.15
Production taxes - Brazil	25,168	15,888	58	7,563	6,002	26	5,728
Royalties	12,555	10,105	24	3,636	2,950	23	2,997
Special participation charges	12,429	5,600	122	3,882	3,007	29	2,684
Retention of areas	184	183	1	45	45	−	47
Production taxes - Abroad	73	800	(91)	14	13	8	120

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

RESULT BY BUSINESS SEGMENT

EXPLORATION & PRODUCTION

2017 x 2016	4Q-2017 x 3Q-2017
Results

Gross profit increased due to higher oil Brent prices, lower costs with depreciation, partially offset by increase in production taxes. This improvement in the operational performance, together with lower impairment expenses and lower equipment idleness, resulted in the increase of operational income.

Higher oil prices led to revenues increase and, on the other hand, to a rise production taxes, resulting in higher gross profit. Operating income was even better, due to the gains with the revaluation of costs forecast related to abandonment and reversal of impairment. These factors were offset by the decision to join the tax settlement program related to income tax.

Operating Results
Production

Domestic crude oil and NGL production remained stable.

Natural gas production increased 3% mainly due to the start-up of production of P‑66 and the ramp-up of FPSOs Cid. de Saquarema, Cidade de Maricá and Cidade de Itaguaí.

The production of crude oil, NGL and natural gas abroad declined due to PESA’s sale in 2016.

Domestic crude oil and NGL production remained stable.

Domestic natural gas production decreased 2% due to more interventions on onshore fields compressions systems.

International crude oil, NGL and natural gas production reduced due to operational reasons in the USA mainly related to the Hadrian South filed that stopped production on October/2017.

Lifting Cost

Lifting cost increased mainly due to the foreign exchange effects related to expenses denominated in Brazilian Real.

Additionally, higher production taxes were caused by higher oil prices and increased pre-salt production.

The indicator in US dollar decreased due to the apreciation of the domestic currency in the costs .

Additionally, there were higher production taxes caused by the increase in oil prices.

Lifting cost abroad increased mainly in the U.S.A, due to higher interventions in Lucius field.

*Table 03 - Refining, Transportation and Marketing Main Indicators

	R$ million
	Jan-Dec
	2017	2016	2017 x 2016 (%)	4Q-2017	3Q-2017	4Q17 X 3Q17 (%)	4Q-2016
Sales revenues	214,067	217,181	(1)	56,221	52,616	7	54,165
Brazil (includes trading operations abroad)	219,594	219,906	−	58,025	53,924	8	55,463
Abroad	6,690	10,416	(36)	2,350	1,500	57	2,130
Eliminations	(12,217)	(13,141)	7	(4,154)	(2,808)	(48)	(3,428)
Gross profit	29,598	49,495	(40)	9,300	6,281	48	10,136
Brazil	29,490	49,358	(40)	9,166	6,207	48	10,183
Abroad	108	137	(21)	134	74	81	(47)
Operating expenses	(11,548)	(18,376)	37	(4,727)	(2,702)	(75)	(4,509)
Brazil	(11,180)	(18,409)	39	(4,476)	(2,673)	(67)	(4,775)
Abroad	(368)	33	(1215)	(251)	(29)	(766)	266
Operating income (loss)	18,050	31,119	(42)	4,573	3,579	28	5,627
Brazil	18,310	30,949	(41)	4,689	3,535	33	5,408
Abroad	(260)	170	(253)	(116)	44	(364)	219
Net income (loss) attributable to the shareholders of Petrobras	13,510	20,594	(34)	3,337	2,643	26	2,994
Brazil	13,681	20,418	(33)	3,413	2,614	31	2,772
Abroad	(171)	176	(197)	(76)	29	(362)	222
Adjusted EBITDA of the segment*	28,592	47,475	(40)	8,785	5,854	50	9,925
Brazil	28,432	47,112	(40)	8,624	5,760	50	9,683
Abroad	160	363	(56)	161	94	71	242
EBITDA margin of the segment (%)*	13	22	(9)	16	11	4	18
Capital expenditures of the segment	4,093	4,032	2	1,104	1,124	(2)	1,015
Domestic basic oil products price (R$/bbl)	226.37	227.44	−	246.29	213.41	15	220.25
Imports (Mbbl/d)	308	375	(18)	263	336	(22)	305
Crude oil import	127	136	(7)	141	136	4	69
Diesel import	12	13	(8)	3	34	-	5
Gasoline import	11	32	(66)	10	13	(23)	29
Other oil product import	158	194	(19)	109	153	(29)	202
Exports (Mbbl/d)	669	542	23	550	692	(21)	634
Crude oil export	512	387	32	398	554	(28)	479
Oil product export	157	155	1	152	138	10	155
Exports (imports), net	361	167	116	287	356	(19)	329
Refining Operations - Brazil (Mbbl/d)
Oil products output	1,800	1,887	(5)	1,795	1,797	−	1,810
Reference feedstock	2,176	2,176	−	2,176	2,176	−	2,176
Refining plants utilization factor (%)	77	81	(4)	77	78	(1)	78
Processed feedstock (excluding NGL)	1,685	1,772	(5)	1,683	1,687	−	1,688
Processed feedstock	1,736	1,819	(5)	1,739	1,733	−	1,740
Domestic crude oil as % of total processed feedstock	93	92	1	92	93	(1)	94
Refining Operations - Abroad (Mbbl/d)
Total processed feedstock	94	126	(25)	115	91	26	109
Oil products output	94	128	(27)	113	90	26	112
Reference feedstock	100	200	(50)	100	100	−	200
Refining plants utilization factor (%)	88	65	23	109	87	22	51
Refining cost - Brazil
Refining cost (US$/barrel)	2.90	2.58	12	2.76	2.95	(6)	2.92
Refining cost (R$/barrel)	9.26	8.89	4	8.98	9.30	(3)	9.63
Refining cost - Abroad (US$/barrel)	4.41	3.95	12	3.92	4.83	(19)	3.90
Sales volume (includes sales intersegments and to third-parties)
Diesel	645	733	(12)	597	672	(11)	655
Gasoline	453	486	(7)	433	450	(4)	483
Fuel oil	67	63	5	77	76	1	67
Naphtha	134	151	(11)	113	133	(15)	164
LPG	236	234	1	230	251	(8)	232
Jet fuel	114	115	(1)	119	116	2	114
Others	187	199	(6)	193	188	2	185
Total domestic oil products (mbbl/d)	1,836	1,981	(7)	1,762	1,886	(7)	1,900

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

REFINING, TRANSPORTATION AND MARKETING

2017 x 2016	4Q-2017 x 3Q-2017
Results

Gross profit decreased mainly due to reduction of margins, mainly diesel and gasoline, higher Brent and domestic oil prices, as well as reduction in oil products sales volume in the domestic market. The operating profit also reduced, although there has been reduction in expenses associated with sales, voluntary separation plan and impairment.

The increase in gross profit is due to higher revenues in the domestic market, mainly with gasoline and LPG, impacted by the pricing policy, as well as higher oil products exports. On the other hand, the appreciation of Brent had a lower impact on costs due to inventories formed at lower prices. Operating income increased less due to the impact of impairment.

Operating Performance
Imports and Exports of Crude Oil and Oil Products

Net crude oil exports increased because of decrease in volume processed in refineries, both domestic and imported.

The reduction in net oil products imports, especially diesel and gasoline, is due to lower domestic sales along with the increase in market share of our competitors in the Brazilian market.

Net crude oil exports decreased because of ongoing exports.

The improvement in the net balance of oil products was due to the reduction in imports, mainly of diesel and naphtha, and in the increase of exports, mainly of diesel and gasoline.

Refining Operations
Processed feedstock was lower, mainly due to increase in imports by third parties.	Processed feedstock remained stable.

Refining Cost
Refining cost was higher mainly reflecting a decrease in processed feedstock.	Refining cost decreased to lower personnel expenses and third party services.

Table 04 - Gas & Power Main Indicators

	R$ million
	Jan-Dec
	2017	2016	2017 x 2016 (%)	4Q-2017	3Q-2017	4Q17 X 3Q17 (%)	4Q-2016
Sales revenues	39,549	32,809	21	11,456	11,122	3	7,802
Brazil	39,410	31,374	26	11,420	11,069	3	7,772
Abroad	139	1,435	(90)	36	53	(32)	30
Gross profit	11,431	8,980	27	3,562	2,885	23	2,486
Brazil	11,396	8,754	30	3,542	2,873	23	2,481
Abroad	35	226	(85)	20	12	67	5
Operating expenses	(2,158)	(4,894)	56	(3,804)	(1,915)	(99)	(244)
Brazil	(1,998)	(4,828)	59	(3,688)	(1,906)	(93)	(258)
Abroad	(160)	(66)	(142)	(116)	(9)	(1189)	14
Operating income (loss)	9,273	4,086	127	(242)	970	(125)	2,242
Brazil	9,398	3,926	139	(146)	967	(115)	2,223
Abroad	(125)	160	(178)	(96)	3	(3300)	19
Net income (loss) attributable to the shareholders of Petrobras	6,113	2,557	139	(176)	665	(126)	1,318
Brazil	6,096	2,269	169	(135)	629	(121)	1,275
Abroad	17	288	(94)	(41)	36	(214)	43
Adjusted EBITDA of the segment*	6,485	7,934	(18)	1,757	1,589	11	2412
Brazil	6,476	7,745	(16)	1,743	1,584	10	2,415
Abroad	9	189	(95)	14	5	-	(3)
EBITDA margin of the segment (%)*	16	24	(8)	15	14	1	31

Capital expenditures of the segment**	3,602	2,426	48	574	578	(1)	1,439

Physical and financial indicators - Brazil
Electricity sales (Free contracting market - ACL) - average MW	788	835	(6)	776	819	(5)	804
Electricity sales (Regulated contracting market - ACR) - average MW	3,058	3,172	(4)	3,058	3,058	−	3,172
Generation of electricity - average MW	3,165	2,252	41	3,863	4,068	(5)	2,686
Electricity price in the spot market - Differences settlement price (PLD) - R$/MWh	320	107	199	398	435	(9)	163
Avaliability of Brazilian natural gas (Mbbl/d)	338	277	22	346	336	3	316
LNG imports (Mbbl/d)	30	37	(19)	34	32	6	22
Natural gas imports (Mbbl/d)	149	176	(15)	161	169	(5)	158

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

** The higher capital expenditure on Gas & Power segment is due to the implementation of Rota 3 Pipeline Project and to the reclassification of investments in the Pre-Salt pipelines, which were considered in the E&P segment until 2016.

GAS & POWER

2017 x 2016	4Q-2017 x 3Q-2017
Results

Gross profit was higher due to increase in natural gas sales and in the participation of national gas in the sales mix. Those factors, aligned with to the gain with the sale of Company’s interest in NTS resulted in higher operating income, partially offset by lower impairment.

The increase of gross profit was due to higher margins with energy, natural gas and LPG sales. Despite this, there was operating loss due to decrease in impairment.

Operating Performance
Physical and Financial Indicators

The increase in the national gas supply led to reduction in imports of natural gas from Bolivia and of LNG.

Electric generation rose due to the reduction in hydrologic volume, which led to higher prices in the spot market.

The increased supply of domestic gas made it possible to reduce imports of Bolivian natural gas.

The reduction of energy sales in the Free Contracting Environment (ACL) occurred due to the seasonal demand and the reduction of energy generation was a reflection of the improvement of the hydrological conditions.

Table 05 - Distribution Main Indicators

	R$ million
	Jan-Dec
	2017	2016	2017 x 2016 (%)	4Q-2017	3Q-2017	4Q17 X 3Q17 (%)	4Q-2016
Sales revenues	88,050	97,101	(9)	24,136	22,675	6	23,352
Brazil	83,674	85,878	(3)	22,973	21,603	6	21,001
Abroad	4,376	11,223	(61)	1,163	1,072	8	2,351
Gross profit	6,599	7,538	(12)	1,862	1,868	−	2,021
Brazil	6,231	6,355	(2)	1,770	1,771	−	1,781
Abroad	368	1,183	(69)	92	97	(5)	240
Operating expenses	(4,047)	(7,246)	44	(1,145)	(950)	(21)	(1,895)
Brazil	(3,811)	(6,134)	38	(1,054)	(890)	(18)	(1,762)
Abroad	(236)	(1,112)	79	(91)	(60)	(52)	(133)
Operating income (loss)	2,552	292	774	717	918	(22)	126
Brazil	2,420	221	995	716	880	(19)	19
Abroad	132	71	86	1	38	(97)	107
Net income (loss) attributable to the shareholders of Petrobras	1,663	220	656	452	607	(26)	89
Brazil	1,568	196	700	443	583	(24)	11
Abroad	95	24	296	9	24	(63)	78
Adjusted EBITDA of the segment*	3,065	1,103	178	881	1046	(16)	209
Brazil	2,906	674	331	866	997	(13)	147
Abroad	159	429	(63)	15	49	(69)	62
EBITDA margin of the segment (%)*	3	1	2	4	5	−	1

Capital expenditures of the segment	345	477	(28)	116	81	43	147

Market share - Brazil	29.9%	31.1%	(1.2)%	29.7%	30.4%	(0.7)%	30.5%

Sales Volumes - Brazil (Mbbl/d)
Diesel	296	315	(6)	291	314	(7)	299
Gasoline	186	191	(4)	179	185	(3)	195
Fuel oil	52	53	−	61	64	(6)	53
Jet fuel	52	50	2	53	52	2	51
Others	85	101	(16)	85	82	4	92
Total domestic oil products	671	710	(5)	669	697	(4)	690

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

DISTRIBUTION

2017 x 2016	4Q-2017 x 3Q-2017
Results

The decrease in gross profit reflected the drop in sales and market share, mainly due to the lower volume sold to the thermoelectric plants, as well as the greater competition of regional players, partially offset by the increase in margins. The operating income increased mainly reflecting the lower losses with receivables from the electricity sector, with administrative and judicial claims, as well as the reversal of expenses with voluntary separation plan, provisioned in 2016

Gross profit remained stable, reflecting the increase in sales margins offset by the reduction in sales volume. The operating income reduced due to the effects of adherence to a tax settlement agreement, associated with the reversal of tax credits provision in JET A1 commercialization in Bahia, due to the change in legislation, both occurred in the last quarter.

Operating Performance

The market share reduction is due to the decrease in the diesel sales volume, mainly to thermoelectric plants, result of the maintenance of the policy to keep the margins and maximize profitability, which led to a higher sales selectivity. Besides that, there was an increase in competition in the oil products markets, associated with lower direct consumer market.

The reduction in market share is explained by the drop in sales of diesel, mainly in the consumer segment. It was verified, an increase in competition, associated with the reduction of the direct consumer market.

Liquidity and Capital Resources

Table 06 - Liquidity and Capital Resources

	R$ million
	Jan-Dec
	2017	2016	4Q-2017	3Q-2017	4Q-2016
Adjusted cash and cash equivalents* at the beginning of period	71,664	100,887	80,175	81,287	72,602
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(2,556)	(3,042)	(5,744)	(3,317)	(2,542)
Cash and cash equivalents at the beginning of period	69,108	97,845	74,431	77,970	70,060
Net cash provided by (used in) operating activities	86,467	89,709	19,567	24,022	23,579
Net cash provided by (used in) investing activities	(35,218)	(40,064)	(12,308)	(11,599)	(6,896)
Capital expenditures, investments in investees and dividends received	(42,403)	(48,137)	(12,959)	(9,288)	(11,791)
Proceeds from disposal of assets (divestment)	9,907	7,231	449	3	4,829
Investments in marketable securities	(2,722)	842	202	(2,314)	66
(=) Net cash provided by operating and investing activities	51,249	49,645	7,259	12,423	16,683
Net financings	(50,919)	(66,609)	(14,975)	(12,457)	(17,568)
Proceeds from long-term financing	86,467	64,786	14,385	28,094	21,079
Repayments	(137,386)	(131,395)	(29,360)	(40,551)	(38,647)
Dividends paid to non- controlling interest	(538)	(239)	(59)	(69)	(74)
Acquisition of non-controlling interest	69	122	263	(52)	88
Proceeds from sale of interest without loss of control	4,906	−	4,906	−	−
Effect of exchange rate changes on cash and cash equivalents	619	(11,656)	2,669	(3,384)	(81)
Cash and cash equivalents at the end of period	74,494	69,108	74,494	74,431	69,108
Government bonds and time deposits with maturities of more than 3 months at the end of period	6,237	2,556	6,237	5,744	2,556
Adjusted cash and cash equivalents* at the end of period	80,731	71,664	80,731	80,175	71,664

Reconciliation of Free Cash Flow
Net cash provided by (used in) operating activities	86,467	89,709	19,567	24,022	23,579
Capital expenditures, investments in investees and dividends received	(42,403)	(48,137)	(12,959)	(9,288)	(11,791)
Free cash flow*	44,064	41,572	6,608	14,734	11,788

As of December 31, 2017, the balance of cash and cash equivalents was R$ 74,494 million and the balance of adjusted cash and cash equivalents was R$ 80,731 million, positively impacted by the application of British Treasury bonds in December and by the effect of exchange rate variation on foreign investments. The funds provided by net cash of operating activities of R$ 86,467 million, funding of R$ 86,467 million, receipts from the sale of assets of R$ 9,907 million and of BR Distribuidora's IPO of R$ 4,906 million were allocated to comply with debt service and financing of investments in the business areas.

Although the reduction in diesel and gasoline sales, due to the fall in market share, has been compensated by the increase in volume and export margin, the higher judicial deposits resulted in the net cash provided by operating activities of R$ 86,467 million, 4% lower than 2016.

Capital expenditures totaled R$ 42,403 million in 2017, a decrease of 12% compared to 2016, being 84% in E&P business segment.

Free Cash Flow* was positive, amounting to R$ 44,064 million in 2017, 6% higher than 2016.

In 2017, proceeds from financing amounted to R$ 86,467 million: with highlights to (i) Global notes were issued in international capital markets in the amount of R$ 32,574 million (US$ 10,218 million), with maturities at 2022, 2025, 2027, 2028 and 2044; (ii) issuance of corporate bonds in the local market with maturities at 2022 and 2024 in the amount of R$ 4.989 million and (iii) funds raised in domestic and international banking market of R$ 41,645 million with average maturities of approximately 5 years.

In addition, the Company paid debts (principal and interest) in the total amount of R$ 137,386 million, mainly attributable to: (i) repurchase of R$ 24,356 million (US$ 7,569 million) of Petrobras’s existing series of global notes with maturities between 2018 and 2021, with payment of a premium to the bondholders of R$ 1,067 million ; (ii) pre-payment of banking loans in the amount of R$ 52,000 million with national and international banks; ; (iii) pre-payment of finance debt with export credit agencies, in the amount of R$ 2,963 million;  and (iv)  pre-payment of debt with BNDES (R$ 9,531 million).

The Company also rolled-over debts, especially through:  (i) exchange of R$ 21,217 million (US$ 6,768 million) in Global notes issued in international capital markets, with maturities between 2019 and 2021 to new Global notes in the amount of R$ 23,815 million (US$ 7,597 million) with maturities at 2025 and 2028; and (ii) exchange of some debts in the domestic and international banking market maturing from 2018 to 2020, to new similar financings amounting to R$ 13,577 million (US$ 4,257 million) with maturities ranging from 2020 to 2024.

Repayments of principal and interest totaled R$ 137,386 million in 2017 and the nominal cash flow (cash view), including principal and interest payments, by maturity, is set out in R$ million, below:

Table 07 - Nominal cash flow including principal and interest payments

	Consolidated
Maturity	2018	2019	2020	2021	2022	2023 and thereafter	12.31.2017	12.31.2016
Principal	18,275	21,732	32,581	42,761	60,148	190,135	365,632	390,227
Interest	20,029	19,336	17,858	15,820	13,233	114,611	200,887	190,352
Total	38,304	41,068	50,439	58,581	73,381	304,746	566,519	580,579

*

* See reconciliation of Adjusted Cash and Cash Equivalents in Net debt and definition of Adjusted Cash and Cash Equivalents and Free Cash Flow in glossary.

Consolidated debt

Gross debt in Brazilian Reais decreased by 6% when compared to December 31, 2016, mainly as a result repayments of principal and interest, net debt decreased 11% and the average maturity of the debt was 8.62 years (7.46 years as of December 31, 2016).

Current debt and non-current debt include finance lease obligations of R$ 84 million and R$ 675 million as of December 31, 2017, respectively (R$ 59 million and R$ 736 million on December 31, 2016).

The ratio between net debt and the Adjusted EBITDA* decreased from 3.54 as of December 31, 2016 to 3.67 as of December 31, 2017 due to the class action agreement impact on the Adjusted EBITDA.

Table 08 - Consolidated debt in reais

	R$ million
	12.31.2017	12.31.2016	Δ%

Current debt	23,244	31,855	(27)
Non-current debt	338,239	353,929	(4)
Total	361,483	385,784	(6)
Cash and cash equivalents	74,494	69,108	8
Government securities and time deposits (maturity of more than 3 months)	6,237	2,556	144
Adjusted cash and cash equivalents*	80,731	71,664	13
Net debt*	280,752	314,120	(11)
Net debt/(net debt+shareholders' equity) - Leverage	51%	55%	(4)
Total net liabilities*	750,784	733,281	2
(Net third parties capital / total net liabilities)	64%	66%	(2)
Net debt/Adjusted EBITDA ratio*	3.67	3.54	4
Average interest rate (% p.a.)	6.1	6.2	(1)
Net debt/Operating Cash Flow ratio*	3.25	3.50	(7)

Table 09 - Consolidated debt in dollar

	U.S.$ million
	12.31.2017	12.31.2016	Δ%
Current Debt	7,026	9,773	(28)
Non-Current Debt	102,249	108,597	(6)
Total	109,275	118,370	(8)
Net Debt	84,871	96,381	(12)
Weighted average maturity of outstanding debt (years)	8.62	7.46	1.16

*

Table 10 - Consolidated debt by rate, currency and maturity

	R$ million
	12.31.2017	12.31.2016	Δ%
Summarized information on financing
By rate
Floating rate debt	176,943	208,525	(15)
Fixed rate debt	183,781	176,464	4
Total	360,724	384,989	(6)
By currency
Brazilian Real	71,129	78,788	(10)
US Dollars	263,614	276,876	(5)
Euro	17,773	21,637	(18)
Other currencies	8,208	7,688	7
Total	360,724	384,989	(6)
By maturity
Untill 1 year	23,160	31,796	(27)
1 to 2 Years	21,423	36,557	(41)
2 to 3 Years	31,896	68,112	(53)
3 to 4 Years	42,168	53,165	(21)
4 to 5 Years	59,594	61,198	(3)
5 Years on	182,483	134,161	36
Total	360,724	384,989	(6)

* See definition of Adjusted Cash and Cash Equivalents, Net Debt, Total Net Liabilities, Adjusted EBITDA, OCF and Leverage in glossary and reconciliation in Reconciliation of Adjusted EBITDA and OCF.

ADDITIONAL INFORMATION

1.	Reconciliation of Adjusted EBITDA

Our Adjusted EBITDA is a performance measure computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization). Petrobras presents the EBITDA according to Instrução CVM nº 527 of October 4, 2012, adjusted by items not considered as part of Company’s primary business, which include results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the income statement and results from disposal and write-offs of assets.

The LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA and represents an alternative measure to our net cash provided by operating activities. This measure is used to calculate the metric Net Debt/LTM Adjusted EBITDA, which is established in the Business Plan 2018-2022, to support management’s assessment of liquidity and leverage.

EBITDA, Adjusted EBITDA and LTM Adjusted EBITDA are not defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS. These measures must be considered in conjunction with other measures and indicators for a better understanding of the Company's operational performance and financial conditions.

Table 11 - Reconciliation of Adjusted EBITDA

	R$ million
	Jan-Dec
	2017	2016	2017 X 2016 (%)	4Q-2017	3Q-2017	4Q17 X 3Q17 (%)	4Q-2016
Net income (loss)	377	(13,045)	103	(5,372)	650	(926)	2,760
Net finance income (expense)	31,599	27,185	16	7,598	7,411	3	5,309
Income taxes	5,797	2,342	148	(3,156)	155	(2,136)	2,467
Depreciation, depletion and amortization	42,478	48,543	(12)	10,445	10,885	(4)	11,229
EBITDA	80,251	65,025	23	9,515	19,101	(50)	21,765
Share of earnings in equity-accounted investments	(2,149)	629	(442)	(484)	(438)	(11)	1,275
Impairment losses / (reversals)	3,862	20,297	(81)	3,511	144	2,338	3,527
Realization of cumulative translation adjustment	116	3,693	(97)	−	−	−	66
Gains/ losses on disposal/ write-offs of non-current assets*	(5,523)	(951)	(481)	444	416	7	(1,845)
Adjusted EBITDA	76,557	88,693	(14)	12,986	19,223	(32)	24,788
Adjusted EBITDA margin (%)	27	31	(4)	17	27	(10)	35

2.	Reconciliation of Operating Cash Flow

Table 12 - Reconciliation of OCF

	R$ million

	31.12.2017	31.12.2016
Net income (loss)	377	(13,045)
Net finance income (expense)	31,599	27,185
Income taxes	5,797	2,342
Depreciation, depletion and amortization	42,478	48,543
EBITDA	80,251	65,025
Share of earnings in equity-accounted investments	(2,149)	629
Impairment losses / (reversals)	3,862	20,297
Realization of cumulative translation adjustment	116	3,693
Gains/ losses on disposal/ write-offs of non-current assets	(5,523)	(951)
Adjusted EBITDA	76,557	88,693
Income Tax	(5,797)	(2,342)
Allowance of impairment of other receivables	2,271	3,843
Change in Accounts receivables	(3,140)	397
Change in inventory	(1,130)	(2,010)
Change in suppliers	(160)	(4,154)
Change in deferred income tax, social contribution	1,452	(3,280)
Change in tax and contributions	6,911	1,932
Others	9,503	6,630
Funds generated by operating activities (OCF)	86,467	89,709

*

* Includes results with disposal and write-offs of assets and re-measurement of remaining interests at fair value.

ADDITIONAL INFORMATION

3.	Impact of our Cash Flow Hedge policy

Table 13 - Impact of our Cash Flow Hedge policy

	R$ million
	Jan-Dec
	2017	2016	2017 x 2016 (%)	4Q-2017	3Q-2017	4Q17 X 3Q17 (%)	4Q-2016
Total inflation indexation and foreign exchange variation	(3,330)	43,615	(108)	(7,514)	7,421	(201)	1,049
Deferred Foreign Exchange Variation recognized in Shareholders' Equity	2,073	(40,327)	105	7,564	(7,773)	197	967
Reclassification from Shareholders’ Equity to the Statement of Income	(10,067)	(9,935)	(1)	(2,692)	(2,569)	(5)	(2,401)
Net Inflation indexation and foreign exchange variation	(11,324)	(6,647)	(70)	(2,642)	(2,921)	10	(385)

The reclassification of foreign exchange variation expense from Shareholders’ Equity to the Income Statement in 2017 was R$ 10,067 million, a reduction of 1% compared to 2016 due to the exchange rate.

The higher reclassification of foreign exchange variation expense from OCI to the Statement of Income in the 4Q-2017 was R$ 2,692 million, compared to the 3Q-2017 (R$ 2,569 million), mainly as a result of the occurrence of hedged transactions (exports hedged by debt denominated in U.S. dollars), with higher spread of foreign exchange rate (R$/US$) between the date the cash flow hedge relationship was designated and the date the export transactions were made.

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the income statement may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2018-2022 Business and Management Plan (Plano de Negócios e Gestão – PNG), no reclassification adjustment from equity to the income statement would occur.

The expected annual realization of the foreign exchange variation balance in shareholders’ equity, on December 31, 2017, is set out below:

Table 14 - Expectation of exports volumes realization

	Consolidated

	2018	2019	2020	2021	2022	2023	2024	2025 a 2027	Total

Expected realization	(10,495)	(7,227)	(5,828)	(4,977)	(5,658)	(3,016)	(644)	7,781	(30,064)

ADDITIONAL INFORMATION

4.	Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange rate variation, for which the main gross exposures are the Brazilian Real relative to the U.S. dollar and the U.S. dollar relative to the Euro. Beginning in mid-May 2013, the Company extended the use of hedge accounting to hedge highly probable future exports.

The Company designates hedging relationships between exports and its long-term debt obligations (denominated in U.S. dollars) to, simultaneously, recognize the effects of the existing natural foreign exchange hedge between those operations in its financial statements. Through the extension of the hedge accounting practice, foreign exchange gains or losses, generated by foreign exchange variation, are recognized in our shareholders’ equity and will only affect the statement of income at the moment of future exports realization.

During 2017, Petrobras, through its affiliate Petrobras Global Trading B.V. (PGT), made a cross currency swap derivative, aiming to protect the exposure to pounds against U.S. dollar, in view of the bond with notional value of GBP 700 million and GBP 600 million with maturity to December, 2026 and 2034 respectively. The Company does not have the intention to liquidate those transactions before the maturity date.

The balances of assets and liabilities in foreign currency of our foreign subsidiaries are not included in our foreign exchange rate variation exposure below when transacted in a currency equivalent to their respective functional currencies.

As of December 31, 2017, the Company had a net liability exposure to foreign exchange rates, of which the main exposure is the relationship between the U.S. dollar and the euro.

Table 15 - Assets and Liabilities subject to exchange variation

ITEMS	R$ million

	12.31.2017	12.31.2016
Assets	44,013	44,303
Liabilities	(261,358)	(271,531)
Hedge Accounting	193,189	201,292
Cross Currency Swap	5,813	−
Total	(18,343)	(25,936)

Table 16 - Assets and Liabilities subject to exchange variation by currency

BY CURRENCY	R$ million

	12.31.2017	12.31.2016

Real/ U.S. Dollars	(4,208)	2,402
Real/ Euro	(76)	(149)
Real/ Pound Sterling	(69)	(56)
U.S. Dollars/ Yen	(316)	(599)
U.S. Dollars/ Euro	(14,172)	(21,453)
U.S. Dollars/ Pound Sterling	498	(6,081)
Total	(18,343)	(25,936)

Table 17 - Foreign exchange and inflation indexation charges

	R$ million
	Jan-Dec
Foreign exchange and inflation indexation charges	2017	2016	2017 x 2016 (%)	4Q-2017	3Q-2017	4Q17 X 3Q17 (%)	4Q-2016
Foreign exchange variation Dollar x Euro	(2,295)	464	(595)	(216)	(611)	65	1,438
Foreign exchange variation Real x Dollar	(288)	621	(146)	(202)	(132)	(53)	95
Foreign exchange variation Dollar x Pound Sterling	(123)	1,422	(109)	117	(59)	298	324
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(10,067)	(9,935)	(1)	(2,692)	(2,569)	(5)	(2,401)
Foreign exchange variation Real x Euro	(32)	(200)	84	(12)	35	(134)	30
Others	1,481	981	51	363	415	(13)	129
Net Inflation indexation and foreign exchange variation	(11,324)	(6,647)	(70)	(2,642)	(2,921)	10	(385)

ADDITIONAL INFORMATION

5.	Special Items

Table 18 – Special itens

R$ million
Year ended December 31,
2017	2016		Items of Income Statement	4Q-2017	3Q-2017	4Q-2016
5,644	4,056	Gains (losses) on Disposal of Assets	Other income (expenses)	(363)	(751)	3,383
757	(4,082)	Voluntary Separation Incentive Plan – PIDV	Other income (expenses)	1	87	(397)
814	432	Amounts recovered - "overpayments incorrectly capitalized"	Other income (expenses)	660	65	205
1,093	4,864	Returned/abandoned areas		1,093	−	1,622
(116)	(3,693)	Cumulative translation adjustment - CTA	Other income (expenses)	−	−	(66)
(376)	(155)	State Tax Amnesty Program	Other taxes	(199)	(48)	(104)
(681)	(1,242)	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(374)	(235)	(27)
(3,925)	(20,891)	Impairment of assets and investments	Several	(3,522)	(222)	(3,673)
(894)	−	Vitória 10.000 drillship	Other income (expenses)	−	(76)	−
−	(3,336)	Enseada/ Ecovix	Other income (expenses)	−	−	(1,277)
−	(1,035)	Braskem's Leniency agreement	Share of earnings in equity-accounted investments	−	−	(1,035)
(11,198)	−	Provision for class action agreement	Other income (expenses)	(11,198)	−	−
(553)	(1,507)	(Losses)/Gains on legal proceedings	Other income (expenses)	412	(1,061)	1,561
(10,433)	−	Brazilian federal settlement programs**	Several	(1,015)	(1,115)	−
(19,868)	(26,589)	Total		(14,505)	(3,356)	192

Impact of the impairment of assets and investments on the Company´s Income Statement:
(3,862)	(20,297)	Impairment		(3,511)	(144)	(3,527)
(63)	(594)	Share of earnings in equity-accounted investments		(11)	(78)	(146)
(3,925)	(20,891)	Impairment of assets and investments		(3,522)	(222)	(3,673)

These special items are related to the Company’s businesses and based on Management’s judgement have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

5.1   Impacts of Brazilian federal settlement programs within statement of income

Table 19 – Impacts of PRT, PERT, PRD and Law 13,586 within statement of income

	R$ million
	PRT (**)	PERT	PRD	Law 13, 586/17	Total	4Q17
Cost of Sales	−	−	(412)	−	(412)	−
Other taxes	(544)	(1,169)	(80)	(1,048)	(2,841)	(273)
Net Financial expenses	(802)	(990)	(226)	(675)	(2,693)	(742)
Income Taxes - notice of deficiency	(314)	(1,815)	−	−	(2,129)	−
Total - after reliefs	(1,660)	(3,974)	(718)	(1,723)	(8,075)	(1,015)
Impacts of PIS/COFINS on settlement programs	−	(222)	(21)	−	(243)	(76)
Income Taxes - deductible expenses	(164)	614	220	586	1,256	385
Other income and expenses - reversal of provision*	1,560	35	−	−	1,595	11
Total	(264)	(3,547)	(519)	(1,137)	(5,467)	(695)
Income Taxes - reversal of unused tax losses (2012 to 2017)	−	(2,287)	−	−	(2,287)	−
Impacts within the statement of income	(264)	(5,834)	(519)	(1,137)	(7,754)	(695)
Inflation adjustment	−	(71)	−	−	(71)	−
Impacts within the statement of income	(264)	(5,905)	(519)	(1,137)	(7,825)	(695)

* Part of PRT within the statement of income was recognized in the first quarter 2017 in the amount of R$ 627 million.
** Does not include tax benefit (PIS/COFINS) and reversal of provision.

ADDITIONAL INFORMATION

6.	2017 compared to 2016:

Sales revenues of R$ 283,695 million, an R$ 1,106 increase when compared to 2016 (R$ 282,589 million), due to:

•

Higher export revenues (R$ 12,814 million), mainly due to the increase in crude oil volume exported as a result of a higher availability due to lower domestic demand of oil products because of higher placement by importers in the domestic market. The higher international prices of crude oil and oil product was also a contributing factor to the increase in export revenues.

•	Lower revenues from operations abroad (R$ 10,789 million), due to the disposal of interests in Petrobras Argentina S.A. (PESA) and in Petrobras Chile Distribución Ltda (PCD); and
•	Decreased domestic revenues (R$ 919 million), as a result of:
✓	Lower oil products revenues, due to increase in imports from third parties, mainly for diesel (R$ 7,339 milhões) and gasoline (R$ 2,610 milhões);
✓	Increased eletricity revenues (R$ 4,805 million), due to higher thermoelectric dispatches, at higher prices in the spot market, because of worse hydrological conditions;
✓	Higher natural gas sales to attend the increase of thermoelectric dispatches, with higher prices (R$ 2,738 million); and
✓

higher average price of oil products, highlighting the readjustment of LPG prices (R$ 2,059 million), Jet Fuel reflecting the increase in international prices (R$ 1,146 million) partially offset by the reduction of diesel prices (R$ 1,418 million) and gasoline (R$ 396 million).

Cost of sales were R$ 192,100 million, R$ 511 million lower than 2016 (R$ 192,611 million), reflecting:

•	Decreased depreciation expenses, as a result of the impairment provision expenses occurred in 2016;
•

Lower import costs of oil and oil products due to the increase in domestic crude oil share on the feedstock processed and the lower oil product sales volume in the domestic market and of natural gas, as a result of the higher participation of the domestic natural gas in the sales mix;

•	Decreased costs from operations abroad mainly attributable to the sale of PESA and Petrobras Chile.
•	Higher production taxes due to the increase in international prices and higher production from Lula field that has a higher Special Participation Tax rate;
•	Increased electricity expenses, because of higher prices in the spot market.

Selling expenses were R$ 14,510 million, a 5% increase compared to 2016 (R$ 13,825 million), influenced by the increase in logistical expenses due to the use of gas pipelines since the sale of NTS, partially offset by the lower allowance for doubtful accounts receivable from the electricity sector and the effect of the divestment of PESA and PCD.

General and administrative expenses were R$ 9,314 million, a 19% decrease compared to R$ 11,482 million in 2016, mainly due to lower personnel expenses, attributable to the separations of employees due to the Voluntary Separation Incentive Plan 2014/2016 and to lower third-party service expenses, mainly related to administrative services.

Exploration costs were R$ 2,563 million, a 58% decrease compared to 2016 (R$ 6,056 million), mainly due to lower exploration expenditures written off as dry hole or sub-commercial wells (R$ 3,471 million).

Tax expenses were R$ 5,921 million, which were R$ 3,465 million higher compared to 2016 (R$ 2,456 million), mainly as a result of the Company’s decision to adhere to the Tax Settlement Programs (R$ 2,841 million).

Impairment of assets were R$ 3,862 million in 2017, a 81% decrease compared to 2016 (R$ 20,297 million). For more information about impairment of assets, see Note 14 to the Company´s interim consolidated financial statements.

Other operating expenses of R$ 17,970 million 2017, a 6% increase compared to 2016 (R$ 16,925), mainly due to:

•

Higher provision for losses and contingencies with lawsuits (R$ 9,216 million), basically due to the effect of class action's closing agreement (R$ 11,198 million), compared to R$ 1,215 million with individual agreements in 2016, ongoing in the United States;

•	Lower gains related to decommissioning of returned/abandoned areas of R$ 3,771 million;
•	Increase in the expense of pension and health plans due to the revision of the balance of the net actuarial obligation (R$ 1,160 million)
•

Lower Voluntary Separation Incentive Plan (PIDV) expenses (R$ 4,839 million), due to the partial reversion of PIDV provision, due to cancellation of enrollments by some employees  in 2017 (R$ 757 million), compared to the PIDV expenses in 2016 (R$ 4,082 million);

•

Decreased reclassification of foreign exchange losses of R$ 3,577 million, resulting from the divestment of assets, mainly PESA, in 3Q‑2016 (R$ 3,627 million), from exchange depreciation previously recognized in the shareholder’s equity;

•	Gain on the sale and write-off of assets of R$ 4,572 million, mainly because of the sale of the Nova Transportadora do Sudeste (NTS);
•	Lower expenses with unscheduled stoppages and pre-operating expenses, mainly with equipment idleness (R$ 1,460 million); and
•	Higher reimbursement of resources recovered from Lava Jato Operation (R$ 382 million).

Net finance expense was R$ 31,599 million, a 16% increase when compared to 2016 (R$ 27,185 million), due to:

•	Higher foreign exchange and inflation indexation charges on the net debt (R$ 4,677 million), generated by:

✓

Foreign exchange losses of R$ 2.295 million driven by the impact of a 13.7% depreciation of the U.S. dollar against the Euro on the Company’s net debt in 2017, compared to the foreign exchange gains of R$ 464 million due to the 3.1%  appreciation on the net debt in 2016 (R$ 2,759 million);

✓

Foreign exchange losses of R$ 123 million due to the 9.1% depreciation of the U.S. dollar against the the Pound Sterling over the average net debt in Pound Sterling in 2017, compared to the foreign exchange gains of R$ 1,422 million due to the 16.5%  appreciation on the net debt in 2016 (R$ 1,545 million);

✓

Foreign exchange losses of R$ 288 million driven by the impact of a 2.8% appreciation of the Brazilian Real against the U.S. dollar over the positive exposure in U.S. dollar in 2017, compared to the foreign exchange gains of R$ 621 million due to the 16.5% appreciation of the Brazilian Real against the U.S. dollar on the net debt in 2016 (R$ 909 million);

✓	Foreign exchange gains due to lower Brazilian Real x Euro exposure (R$ 168 million); and
✓	Lower reclassification of cumulative foreign exchange variation from shareholders’ equity to net income due to occurred exports designated for cash flow hedge accounting (R$ 132 million).

•	Lower finance expenses in R$ 263 million, mainly due to:

✓	Decreased financing expenses, due to prepaid amounts (R$ 3,384 million); and
✓	Finance charges arisen from the Company’s decision to adhere to the Brazilian federal settlement programs (R$ 2,693 million).

Results in equity-accounted investments were R$ 2,149 million in 2017, mainly due to the improved result presented by investees, compared to the negative result recorded in 2016 (R $ 629 million), which was impacted by the leniency agreement of Braskem (R$1,035 million) and the negative result of Guarani S / A, whose entire ownership interest was effectively sold in Feb / 2017.

Income taxes expenses were R$ 5,797 million in 2017, R$ 3,455 million higher than 2016 (R$ 2,432 million)(, mainly as a result of the Company’s decision to adhere to Brazilian federal settlement programs and also to the taxable income/(losses) of the periods. For more information about income taxes expenses, see Note 21.6 to the Company´s interim consolidated financial statements.

ADDITIONAL INFORMATION

7.	Results of Operations of 4Q-2017 compared to 3Q-2017:

Sales revenues of R$ 76,512 million, a 7% increase when compared to the 3Q-2017 (R$ 71,822 million), mainly due to:

•	A 7% increase in domestic revenues (R$ 3,799 million), mainly as a result of:
✓

Increased domestic average oil product prices (R$ 5,500 million), mainly due to the price revision of diesel (R$ 1,984 million), gasoline (R$ 1,555 million) and LPG (R$ 872 million), as well as of aviation fuel (R$ 360 million) and naphtha (R$ 376 million), following the changes in the international prices;

✓	Increased natural gas revenues, due to higher sales, at higher prices (R$ 235 million); and
✓

Decreased domestic oil product volume (R$ 2,433 million), mainly of diesel (R$ 1,685 million), as a result of industrial and agriculture seasonality, gasoline (R$ 264 million), due to lower competition of ethanol, and by the higher sales of these products by third parties in the 4Q-2017.

•	Higher revenues from operations abroad (R$ 1,011 million), mainly influenced by the rise in international prices; and
•	Lower export revenues (R$ 120 million), as a result of:
✓	Reduction of crude oil sales volume, due to inventory realization in the 3Q-2017, partially offset by higher average realization prices (R$ 854 million); and
✓	Increased oil products sales volume at higher prices, following the increase in international prices (R$ 798 million).

Cost of sales of R$ 51,309 million increased 1% compared to the 3Q-2017 (R$ 50,585 million), reflecting:

•	Increased production tax expenses, as a result of the higher brent price;
•	Higher expenses with imports of oil, due to its increase in the processed feedstock, and natural gas, reflecting the higher share of LNG in the sales mix and the higher prices of bolivian gas;
•	higher expenses with activities abroad due to the acquisition of inputs with higher costs; and
•	Lower expenses with national crude oil, as a result of the reduction in sale volumes in the domestic (oil products) and international markets (crude oil).

Sales expenses of R$ 3,994 million, 6% lower than the 3Q-2017 (R$ 4,237 million), due to lower logistics costs  because of the reduction in the sale of oil products in the domestic market and in oil exports.

Other taxes were R$ 1,548 million, 53% higher compared to the 3Q-2017 (R$ 1,013 million), mainly as a result of:

•

the Company’s decision to adhere to the tax settlement program related to the income tax over charter agreement for the period between 2009 and 2014 (R$ 1,048 million), partially offset by the discount in the in the special settlement program (PERT )(R$ 699 million), in september/2017.

Impairment of R$ 3,511 million, higher than the R$ 144 million in 3Q-2017, mainly due to the investment portfolio review in the Business Plan 2018-2022, as further detailed in the Note 14 of the Company’s Financial Statements;

Other operating expenses of R$ 13,716 million, R$ 9,198 million higher than 3Q-2017 (R$ 4,518 million), with highlights to:

•	Effect of the agreement to finish the class action in the United States (R$ 11,198 million);
•	Reversal of expenses with abandonment of wells and projects (R$ 1,093 million); and
•	Higher amount of resources recovered from Lava Jato Operation (R$ 595 million).

Net finance expense of R$ 7,598 million, a 3% increase compared to the 3Q-2017 (R$ 7,411 million), due to:

•	Increased finance expenses in R$ 337 million, with highlights to:
✓

Adherence to the tax settlement program related to the income tax over charter agreement for the period between 2009 and 2014 (R$ 675 million), compared to the adherence to the tax settlement program in the 3Q-2017 (R$ 348 million), and

✓	Lower financing expenses due to the pre-payment of debts.

•	Lower foreign exchange and inflation indexation charges in R$ 279 million, generated by:
✓	Decreased depreciation of the U.S. dollar against the Euro on the Company’s net debt, compared to the 3Q-2017 (R$ 395 million);
✓

Positive foreign exchange variation of R$ 117 million due to the depreciation of 0,9% of dollar over the net exposure of assets in pounds in 4Q-2017, compared to the negative foreign exchange variation of R$ 59 million due to the depreciation of 3.1% of the dollar over the net exposure to the pound in 3Q-2017 (R$ 176 million);

✓

Negative foreign exchange variation of R$ 202 million due to the depreciation of 4,4% of the Brazilian Real over the average net exposure of assets in U.S. dollar in the 4Q-2017, compared to the negative foreign exchange variation of R$ 132 million due to the 4.2%  appreciation of Brazilian Real over the net exposure of assets in dollars in 3Q-2017 (R$ 70 million); and

✓

Higher reclassification of the negative cumulative foreign exchange variation in the shareholder’s equity to the net income due to occurrence of the exports designated for cash flow hedge accounting (R$ 123 million).

Income taxes (corporate income tax and social contribution) were R$ 3,156 million in 4Q-2017, compared to R$ 155 million in 3Q-2017, due to the financial result of the quarter (please see Note 21.6 of the Company’s Financial Statements).

Lower negative result with non-controlling shareholders in R$ 279 million, reflecting the depreciation of Real against the debt denominated in dollars of structured entities in the respective periods.

FINANCIAL STATEMENTS

Income Statement - Consolidated

	R$ million
	Jan-Dec
	2017	2016	4Q-2017	3Q-2017	4Q-2016
Sales revenues	283,695	282,589	76,512	71,822	70,489
Cost of sales	(192,100)	(192,611)	(51,309)	(50,585)	(47,677)
Gross profit	91,595	89,978	25,203	21,237	22,812

Selling expenses	(14,510)	(13,825)	(3,994)	(4,237)	(3,051)
General and administrative expenses	(9,314)	(11,482)	(2,335)	(2,451)	(2,945)
Exploration costs	(2,563)	(6,056)	(993)	(671)	(1,409)
Research and development expenses	(1,831)	(1,826)	(520)	(425)	(325)
Other taxes	(5,921)	(2,456)	(1,548)	(1,013)	(856)
Impairment	(3,862)	(20,297)	(3,511)	(144)	(3,527)
Other income and expenses, net	(17,970)	(16,925)	(13,716)	(4,518)	1,112
	(55,971)	(72,867)	(26,617)	(13,459)	(11,001)
Operating income (loss)	35,624	17,111	(1,414)	7,778	11,811
Finance income	3,337	3,638	612	741	797
Finance expenses	(23,612)	(24,176)	(5,568)	(5,231)	(5,721)
Foreign exchange and inflation indexation charges	(11,324)	(6,647)	(2,642)	(2,921)	(385)
Net finance income (expense)	(31,599)	(27,185)	(7,598)	(7,411)	(5,309)
Share of earnings in equity-accounted investments	2,149	(629)	484	438	(1,275)
Income (loss) before income taxes	6,174	(10,703)	(8,528)	805	5,227
Income taxes	(5,797)	(2,342)	3,156	(155)	(2,467)
Net income (loss)	377	(13,045)	(5,372)	650	2,760
Net income (loss) attributable to:
Shareholders of Petrobras	(446)	(14,824)	(5,477)	266	2,510
Non-controlling interests	823	1,779	105	384	250
	377	(13,045)	(5,372)	650	2,760

Statement of Financial Position – Consolidated

ASSETS	R$ million
	12.31.2017	12.31.2016
Current assets	155,909	145,907
Cash and cash equivalents	74,494	69,108
Marketable securities	6,237	2,556
Trade and other receivables, net	16,446	15,543
Inventories	28,081	27,622
Recoverable taxes	8,062	8,153
Assets classified as held for sale	17,592	18,669
Other current assets	4,997	4,256
Non-current assets	675,606	659,038
Long-term receivables	70,955	66,551
Trade and other receivables, net	17,120	14,832
Marketable securities	211	293
Judicial deposits	18,465	13,032
Deferred taxes	11,373	14,038
Other tax assets	10,171	10,236
Advances to suppliers	3,413	3,742
Other non-current assets	10,202	10,378
Investments	12,554	9,948
Property, plant and equipment	584,357	571,876
Intangible assets	7,740	10,663
Total assets	831,515	804,945

LIABILITIES	R$ million
	12.31.2017	12.31.2016
Current liabilities	82,535	81,167
Trade payables	19,077	18,781
Finance debt and Finance lease obligations	23,244	31,855
Taxes payable	16,036	12,238
Employee compensation (payroll, profit-sharing and related charges)	4,331	7,159
Pension and medical benefits	2,791	2,672
Provisions for legal proceedings	7,463
Liabilities associated with assets classified as held for sale	1,295	1,605
Other current liabilities	8,298	6,857
Non-current liabilities	479,371	471,035
Finance debt and Finance lease obligations	338,239	353,929
Taxes payable	2,219
Deferred taxes	3,956	856
Pension and medical benefits	69,421	69,996
Provisions for legal proceedings	15,778	11,052
Provision for decommissioning costs	46,785	33,412
Other non-current liabilities	2,973	1,790
Shareholders' equity	269,609	252,743
Share capital	205,432	205,432
Profit reserves and others	58,553	44,798
Non-controlling interests	5,624	2,513
Total liabilities and shareholders' equity	831,515	804,945

Statement of Cash Flows Data – Consolidated

	R$ million
	Jan-Dec
	2017	2016	4Q-2017	3Q-2017	4Q-2016
Net income (loss)	377	(13,045)	(5,372)	650	2,760
(+) Adjustments for:	86,090	102,754	24,939	23,372	20,819
Pension and medical benefits (actuarial expense)	8,705	8,001	2,177	2,176	1,991
Share of earnings in equity-accounted investments	(2,149)	629	(484)	(438)	1,275
Depreciation, depletion and amortization	42,478	48,543	10,445	10,885	11,229
Impairment	3,862	20,297	3,511	144	3,527
Inventory write-downs to net realizable value (market value)	211	1,320	(5)	(33)	125
Allowance (reversals) for impairment of trade and others receivables	2,271	3,843	238	575	2,148
Exploration expenditures writen-off	893	4,364	178	391	1,038
(Gains) / losses on disposal / write-offs of non-current assets	(4,825)	(951)	444	416	(1,845)
Foreign exchange and inflation indexation and finance charges	30,653	27,854	7,159	7,341	5,650
Deferred income taxes, net	1,452	(3,280)	(3,249)	(698)	1,402
Revision and unwinding of discount on the provision for decommissioning costs	1,339	(2,591)	(482)	610	(1,059)
Reclassification of cumulative translation adjustment - CTA	185	3,693	−	−	66
Gain on remeasurement of investment retained with loss of control	(698)	−	−	−	−
Provision for the class action agreement	11,198	−	11,198	−	−
Trade and other receivables, net	(3,140)	397	(664)	(2,859)	(2,768)
Inventories	(1,130)	(2,010)	(2,107)	154	(717)
Judicial deposits	(5,383)	(3,357)	(3,543)	(232)	(1,623)
Trade payables	(160)	(4,154)	66	2,155	1,158
Taxes payable	9,455	3,216	2,238	3,313	2,908
Pension and medical benefits	(2,944)	(2,634)	(971)	(609)	(906)
Income tax and social contribution paid	(2,544)	(1,284)	(417)	(1,501)	(389)
Other assets and liabilities	(3,639)	858	(793)	1,582	(2,391)
(=) Net cash provided by (used in) operating activities	86,467	89,709	19,567	24,022	23,579
(-) Net cash provided by (used in) investing activities	(35,218)	(40,064)	(12,308)	(11,599)	(6,896)
Capital expenditures and investments in operating segments	(42,403)	(48,137)	(12,959)	(9,288)	(11,791)
Proceeds from disposal of assets (divestment)	9,907	7,231	449	3	4,829
Investments in marketable securities	(2,722)	842	202	(2,314)	66
(=) Net cash flow provided by operating and investing activities	51,249	49,645	7,259	12,423	16,683
(-) Net cash provided by (used in) financing activities	(46,482)	(66,726)	(9,865)	(12,578)	(17,554)
Proceeds from long-term financing	86,467	64,786	14,385	28,094	21,079
Repayment of principal	(115,091)	(105,832)	(24,449)	(35,297)	(32,060)
Repayment of interest	(22,295)	(25,563)	(4,911)	(5,254)	(6,587)
Dividends paid to non-controlling interest	(538)	(239)	(59)	(69)	(74)
Acquisition of non-controlling interest	69	122	263	(52)	88
Proceeds from sale of interest without loss of control	4,906	−	4,906	−	−
Effect of exchange rate changes on cash and cash equivalents	619	(11,656)	2,669	(3,384)	(81)
(=) Net increase (decrease) in cash and cash equivalents in the period	5,386	(28,737)	63	(3,539)	(952)
Cash and cash equivalents at the beginning of period	69,108	97,845	74,431	77,970	70,060
Cash and cash equivalents at the end of period	74,494	69,108	74,494	74,431	69,108

SEGMENT INFORMATION

Consolidated Income Statement by Segment –2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	134,737	214,067	39,549	682	88,050	−	(193,390)	283,695
Intersegments	130,195	51,549	9,672	644	1,330	−	(193,390)	−
Third parties	4,542	162,518	29,877	38	86,720	−	−	283,695
Cost of sales	(89,222)	(184,469)	(28,118)	(706)	(81,451)	−	191,866	(192,100)
Gross profit	45,515	29,598	11,431	(24)	6,599	−	(1,524)	91,595
Expenses	(11,969)	(11,548)	(2,158)	(72)	(4,047)	(26,408)	231	(55,971)
Selling expenses	(397)	(5,526)	(5,745)	(6)	(3,180)	86	258	(14,510)
General and administrative expenses	(1,049)	(1,461)	(529)	(72)	(874)	(5,328)	(1)	(9,314)
Exploration costs	(2,563)	−	−	−	−	−	−	(2,563)
Research and development expenses	(1,066)	(40)	(83)	−	(2)	(640)	−	(1,831)
Other taxes	(1,633)	(651)	(827)	(21)	(132)	(2,657)	−	(5,921)
Impairment	142	(2,297)	(1,684)	(23)	−	−	−	(3,862)
Other income and expenses, net	(5,403)	(1,573)	6,710	50	141	(17,869)	(26)	(17,970)
Operating income (loss)	33,546	18,050	9,273	(96)	2,552	(26,408)	(1,293)	35,624
Net finance income (expense)	−	−	−	−	−	(31,599)	−	(31,599)
Share of earnings in equity-accounted investments	440	1,411	374	(85)	8	1	−	2,149
Income (loss) before income taxes	33,986	19,461	9,647	(181)	2,560	(58,006)	(1,293)	6,174
Income taxes	(11,406)	(6,137)	(3,154)	33	(867)	15,294	440	(5,797)
Net income (loss)	22,580	13,324	6,493	(148)	1,693	(42,712)	(853)	377
Net income (loss) attributable to:
Shareholders of Petrobras	22,453	13,510	6,113	(148)	1,663	(43,184)	(853)	(446)
Non-controlling interests	127	(186)	380	−	30	472	−	823
	22,580	13,324	6,493	(148)	1,693	(42,712)	(853)	377

Consolidated Income Statement by Segment – 2016

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	116,033	217,181	32,809	839	97,101	−	(181,374)	282,589
Intersegments	110,946	59,522	8,638	807	1,461	−	(181,374)	−
Third parties	5,087	157,659	24,171	32	95,640	−	−	282,589
Cost of sales	(86,186)	(167,686)	(23,829)	(919)	(89,563)	−	175,572	(192,611)
Gross profit	29,847	49,495	8,980	(80)	7,538	−	(5,802)	89,978
Expenses	(23,086)	(18,376)	(4,894)	(212)	(7,246)	(19,357)	304	(72,867)
Selling expenses	(510)	(6,430)	(2,651)	(6)	(4,590)	29	333	(13,825)
General and administrative expenses	(1,216)	(1,535)	(716)	(83)	(937)	(6,994)	(1)	(11,482)
Exploration costs	(6,056)	−	−	−	−	−	−	(6,056)
Research and development expenses	(696)	(199)	(62)	(2)	(1)	(866)	−	(1,826)
Other taxes	(295)	(342)	(762)	(10)	(103)	(944)	−	(2,456)
Impairment	(10,700)	(8,090)	(1,217)	(24)	(266)	−	−	(20,297)
Other income and expenses, net	(3,613)	(1,780)	514	(87)	(1,349)	(10,582)	(28)	(16,925)
Operating income (loss)	6,761	31,119	4,086	(292)	292	(19,357)	(5,498)	17,111
Net finance income (expense)	−	−	−	−	−	(27,185)	−	(27,185)
Share of earnings in equity-accounted investments	97	(176)	282	(862)	30	−	−	(629)
Income (loss) before income taxes	6,858	30,943	4,368	(1,154)	322	(46,542)	(5,498)	(10,703)
Income taxes	(2,299)	(10,581)	(1,389)	99	(99)	10,058	1,869	(2,342)
Net income (loss)	4,559	20,362	2,979	(1,055)	223	(36,484)	(3,629)	(13,045)
Net income (loss) attributable to:
Shareholders of Petrobras	4,762	20,594	2,557	(1,055)	220	(38,273)	(3,629)	(14,824)
Non-controlling interests	(203)	(232)	422	−	3	1,789	−	1,779
	4,559	20,362	2,979	(1,055)	223	(36,484)	(3,629)	(13,045)

Consolidated Income Statement by Segment –4Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	37,154	56,221	11,456	187	24,136	−	(52,642)	76,512
Intersegments	35,843	13,587	2,680	175	357	−	(52,642)	−
Third parties	1,311	42,634	8,776	12	23,779	−	−	76,512
Cost of sales	(23,941)	(46,921)	(7,894)	(187)	(22,274)	−	49,908	(51,309)
Gross profit	13,213	9,300	3,562	−	1,862	−	(2,734)	25,203
Expenses	(3,019)	(4,727)	(3,804)	(38)	(1,145)	(13,945)	61	(26,617)
Selling expenses	(87)	(1,383)	(1,799)	(1)	(797)	5	68	(3,994)
General and administrative expenses	(285)	(365)	(118)	(14)	(227)	(1,326)	−	(2,335)
Exploration costs	(993)	−	−	−	−	−	−	(993)
Research and development expenses	(270)	(13)	(14)	−	(1)	(222)	−	(520)
Other taxes	(1,404)	(317)	(102)	(3)	(12)	290	−	(1,548)
Impairment	142	(2,185)	(1,445)	(23)	−	−	−	(3,511)
Other income and expenses, net	(122)	(464)	(326)	3	(108)	(12,692)	(7)	(13,716)
Operating income (loss)	10,194	4,573	(242)	(38)	717	(13,945)	(2,673)	(1,414)
Net finance income (expense)	−	−	−	−	−	(7,598)	−	(7,598)
Share of earnings in equity-accounted investments	183	214	84	(5)	8	−	−	484
Income (loss) before income taxes	10,377	4,787	(158)	(43)	725	(21,543)	(2,673)	(8,528)
Income taxes	(3,466)	(1,554)	81	13	(243)	7,416	909	3,156
Net income (loss)	6,911	3,233	(77)	(30)	482	(14,127)	(1,764)	(5,372)
Net income (loss) attributable to:
Shareholders of Petrobras	6,828	3,337	(176)	(30)	452	(14,124)	(1,764)	(5,477)
Non-controlling interests	83	(104)	99	−	30	(3)	−	105
	6,911	3,233	(77)	(30)	482	(14,127)	(1,764)	(5,372)

Consolidated Income Statement by Segment – 3Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	32,528	52,616	11,122	178	22,675	−	(47,297)	71,822
Intersegments	31,547	12,859	2,413	166	312	−	(47,297)	−
Third parties	981	39,757	8,709	12	22,363	−	−	71,822
Cost of sales	(22,495)	(46,335)	(8,237)	(176)	(20,807)	−	47,465	(50,585)
Gross profit	10,033	6,281	2,885	2	1,868	−	168	21,237
Expenses	(3,702)	(2,702)	(1,915)	(20)	(950)	(4,226)	56	(13,459)
Selling expenses	(99)	(1,476)	(1,957)	(2)	(827)	61	63	(4,237)
General and administrative expenses	(282)	(371)	(128)	(16)	(218)	(1,436)	−	(2,451)
Exploration costs	(671)	−	−	−	−	−	−	(671)
Research and development expenses	(257)	(8)	(34)	−	−	(126)	−	(425)
Other taxes	(129)	(221)	(46)	(5)	(83)	(529)	−	(1,013)
Impairment	−	(141)	(3)	−	−	−	−	(144)
Other income and expenses, net	(2,264)	(485)	253	3	178	(2,196)	(7)	(4,518)
Operating income (loss)	6,331	3,579	970	(18)	918	(4,226)	224	7,778
Net finance income (expense)	−	−	−	−	−	(7,411)	−	(7,411)
Share of earnings in equity-accounted investments	106	231	115	(17)	1	2	−	438
Income (loss) before income taxes	6,437	3,810	1,085	(35)	919	(11,635)	224	805
Income taxes	(2,153)	(1,218)	(330)	7	(312)	3,927	(76)	(155)
Net income (loss)	4,284	2,592	755	(28)	607	(7,708)	148	650
Net income (loss) attributable to:
Shareholders of Petrobras	4,254	2,643	665	(28)	607	(8,023)	148	266
Non-controlling interests	30	(51)	90	−	−	315	−	384
	4,284	2,592	755	(28)	607	(7,708)	148	650

Other Income (Expenses) by Segment – 2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Provision for the class action agreement	−	−	−	−	−	(11,198)	−	(11,198)
Pension and medical benefits	−	−	−	−	−	(6,116)	−	(6,116)
Unscheduled stoppages and pre-operating expenses	(4,637)	(127)	(332)	−	−	(4)	−	(5,100)
(Losses)/gains on legal, administrative and arbitral proceedings	(1,384)	(498)	(509)	(1)	(119)	(324)	−	(2,835)
Provision for doubtful receivables	(1,120)	(86)	(7)	(3)	−	(166)	−	(1,382)
Institutional relations and cultural projects	(2)	(7)	−	−	(167)	(652)	−	(828)
Profit Share	(169)	(133)	(21)	(1)	(26)	(137)	−	(487)
Expenses with Health, safety and environment	(48)	(33)	(9)	−	(1)	(133)	−	(224)
Operating expenses with thermoeletric plants	−	−	(214)	−	−	−	−	(214)
Cumulative Translation Adjustment - CTA	−	−	−	−	−	(116)	−	(116)
Government Grants	17	26	237	12	−	−	−	292
Remeasurement of remaining interests at fair value	−	−	698	−	−	−	−	698
Voluntary Separation Incentive Plan - PIDV	168	(39)	137	−	144	347	−	757
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	5	809	−	814
Gains / (losses) on decommissioning of returned/abandoned areas	1,093	−	−	−	−	−	−	1,093
(Expenditures)/reimbursements from operations in E&P partnerships	1,189	−	−	−	−	−	−	1,189
Ship/Take or Pay Agreements with Gas Distributors	3	213	1,494	−	27	−	−	1,737
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	(549)	(688)	6,273	9	(9)	(211)	−	4,825
Provision for assumption of debts of suppliers with subcontractors	−	−	−	−	−	−	−	−
Others	36	(201)	(1,037)	34	287	32	(26)	(875)
	(5,403)	(1,573)	6,710	50	141	(17,869)	(26)	(17,970)

Other Income (Expenses) by Segment – 2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Provision for the class action agreement	−	−	−	−	−	−	−	−
Pension and medical benefits	−	−	−	−	−	(4,956)	−	(4,956)
Unscheduled stoppages and pre-operating expenses	(6,176)	(218)	(156)	−	−	(10)	−	(6,560)
(Losses)/gains on legal, administrative and arbitral proceedings	(1,113)	(561)	(469)	(3)	(1,083)	(1,588)	−	(4,817)
Provision for doubtful receivables	(2,081)	(44)	−	−	−	(100)	−	(2,225)
Institutional relations and cultural projects	(16)	(16)	(1)	−	(89)	(757)	−	(879)
Profit Share	−	−	−	−	−	−	−	−
Expenses with Health, safety and environment	(57)	(50)	(20)	−	(4)	(150)	−	(281)
Operating expenses with thermoeletric plants	−	−	(337)	−	−	−	−	(337)
Cumulative Translation Adjustment - CTA	−	29	−	−	−	(3,722)	−	(3,693)
Government Grants	15	106	444	−	−	22	−	587
Remeasurement of remaining interests at fair value	−	−	−	−	−	−	−	−
Voluntary Separation Incentive Plan - PIDV	(1,602)	(858)	(143)	−	(434)	(1,045)	−	(4,082)
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	432	−	432
Gains / (losses) on decommissioning of returned/abandoned areas	4,864	−	−	−	−	−	−	4,864
(Expenditures)/reimbursements from operations in E&P partnerships	1,988	−	−	−	−	−	−	1,988
Ship/Take or Pay Agreements with Gas Distributors	(1)	−	950	−	−	−	−	949
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects*	254	(344)	315	−	8	718	−	951
Provision for the assumption of debts of suppliers with subcontractors	(333)	−	−	−	−	−	−	(333)
Others	645	176	(69)	(84)	253	574	(28)	1,467
	(3,613)	(1,780)	514	(87)	(1,349)	(10,582)	(28)	(16,925)

* Includes returned areas, cancelled projects and gains on the divestment of NTS, in 2Q-2017, as well as losses on materials and supplies in the amount of R$ 972 million mainly recognized in the third quarter of 2017 due to revised projects portfolio.

Other Income (Expenses) by Segment – 4Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Provision for class action agreement	−	−	−	−	−	(11,198)	−	(11,198)
Pension and medical benefits	−	−	−	−	−	(1,529)	−	(1,529)
Unscheduled stoppages and pre-operating expenses	(1,180)	(32)	(94)	−	−	(1)	−	(1,307)
(Losses)/gains on legal, administrative and arbitral proceedings	(45)	(66)	(44)	1	(15)	46	−	(123)
Provision for doubtful receivables	385	(62)	(6)	(3)	−	(106)	−	208
Institutional relations and cultural projects	−	(2)	−	−	(67)	(276)	−	(345)
Profit share	(59)	(63)	(10)	(1)	(9)	(31)	−	(173)
Expenses with Health, safety and environment	(19)	(16)	(2)	−	−	(28)	−	(65)
Operating expenses with thermoeletric plants	−	−	(36)	−	−	−	−	(36)
Cumulative Translation Adjustment - CTA	−	−	−	−	−	−	−	−
Government Grants	4	(5)	67	3	−	−	−	69
Remeasurement of remaining interests at fair value	−	−	−	−	−	−	−	−
Voluntary Separation Incentive Plan - PIDV	−	1	−	−	1	(1)	−	1
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	5	655	−	660
Gains / (losses) on decommissioning of returned/abandoned areas	1,093	−	−	−	−	−	−	1,093
(Expenditures)/reimbursements from operations in E&P partnerships	326	−	−	−	−	−	−	326
Ship/Take or Pay Agreements with Gas Distributors	1	61	311	−	8	−	−	381
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	52	(280)	21	−	(42)	(195)	−	(444)
Provision for assumption of debts of suppliers with subcontractors	−	−	−	−	−	−	−	−
Others	(680)	−	(533)	3	11	(28)	(7)	(1,234)
	(122)	(464)	(326)	3	(108)	(12,692)	(7)	(13,716)

Other Income (Expenses) by Segment – 3Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Provision for class action agreement	−	−	−	−	−	−	−	−
Pension and medical benefits	−	−	−	−	−	(1,529)	−	(1,529)
Unscheduled stoppages and pre-operating expenses	(1,079)	(42)	(88)	−	−	(1)	−	(1,210)
(Losses)/gains on legal, administrative and arbitral proceedings	(1,101)	(205)	110	(1)	77	(429)	−	(1,549)
Provision for doubtful receivables	(188)	(5)	−	1	−	(35)	−	(227)
Institutional relations and cultural projects	(1)	(2)	−	−	(42)	(134)	−	(179)
Profit share	3	(6)	−	−	(17)	4	−	(16)
Expenses with Health, safety and environment	(14)	(11)	(2)	−	−	(32)	−	(59)
Operating expenses with thermoeletric plants	−	−	(20)	−	−	−	−	(20)
Cumulative Translation Adjustment - CTA	−	−	−	−	−	−	−	−
Government Grants	4	13	75	4	−	−	−	96
Remeasurement of remaining interests at fair value	−	−	−	−	−	−	−	−
Voluntary Separation Incentive Plan - PIDV	81	(10)	(45)	−	29	32	−	87
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	65	−	65
Gains / (losses) on decommissioning of returned/abandoned areas								−
(Expenditures)/reimbursements from operations in E&P partnerships	201	−	−	−	−	−	−	201
Ship/Take or Pay Agreements with Gas Distributors	−	39	356	−	5	−	−	400
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects(*)	(233)	(162)	(5)	−	1	(17)	−	(416)
Provision for assumption of debts of suppliers with subcontractors	−	−	−	−	−	−	−	−
Others	63	(94)	(128)	(1)	125	(120)	(7)	(162)
	(2,264)	(485)	253	3	178	(2,196)	(7)	(4,518)

Consolidated Assets by Segment – 12.31.2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	478,400	168,927	61,383	626	20,246	121,554	(19,621)	831,515
Current assets	25,056	41,912	5,992	213	9,795	90,878	(17,937)	155,909
Non-current assets	453,344	127,015	55,391	413	10,451	30,676	(1,684)	675,606
Long-term receivables	25,206	11,014	7,924	12	3,553	24,772	(1,526)	70,955
Investments	4,727	4,937	2,747	108	16	19	−	12,554
Property, plant and equipment	418,421	110,488	43,767	293	6,158	5,388	(158)	584,357
Operating assets	302,308	96,652	34,999	280	5,300	4,320	(158)	443,701
Assets under construction	116,113	13,836	8,768	13	858	1,068	−	140,656
Intangible assets	4,990	576	953	−	724	497	−	7,740

Consolidated Assets by Segment – 12.31.2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	456,594	171,359	63,515	1,699	20,304	110,057	(18,583)	804,945
Current assets	18,262	40,609	11,707	1,319	9,906	81,262	(17,158)	145,907
Non-current assets	438,332	130,750	51,808	380	10,398	28,795	(1,425)	659,038
Long-term receivables	24,870	10,793	6,539	12	3,314	22,285	(1,262)	66,551
Investments	4,722	3,597	1,520	43	47	19	−	9,948
Property, plant and equipment	401,057	115,745	42,675	325	6,308	5,929	(163)	571,876
Operating assets	295,656	101,520	38,659	315	5,389	4,798	(163)	446,174
Assets under construction	105,401	14,225	4,016	10	919	1,131	−	125,702
Intangible assets	7,683	615	1,074	−	729	562	−	10,663

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	22,580	13,324	6,493	(148)	1,693	(42,712)	(853)	377
Net finance income (expense)	−	−	−	−	−	31,599	−	31,599
Income taxes	11,406	6,137	3,154	(33)	867	(15,294)	(440)	5,797
Depreciation, depletion and amortization	31,349	7,557	2,499	12	504	557	−	42,478
EBITDA	65,335	27,018	12,146	(169)	3,064	(25,850)	(1,293)	80,251
Share of earnings in equity-accounted investments	(440)	(1,411)	(374)	85	(8)	(1)	−	(2,149)
Impairment losses / (reversals)	(142)	2,297	1,684	23	−	−	−	3,862
Realization of cumulative translation adjustment	−	−	−	−	−	116	−	116
Gains / (losses) on disposal / write-offs of assets**	549	688	(6,971)	(9)	9	211	−	(5,523)
Adjusted EBITDA*	65,302	28,592	6,485	(70)	3,065	(25,524)	(1,293)	76,557

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2016

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	4,559	20,362	2,979	(1,055)	223	(36,484)	(3,629)	(13,045)
Net finance income (expense)	−	−	−	−	−	27,185	−	27,185
Income taxes	2,299	10,581	1,389	(99)	99	(10,058)	(1,869)	2,342
Depreciation, depletion and amortization	36,441	7,951	2,946	21	553	631	−	48,543
EBITDA	43,299	38,894	7,314	(1,133)	875	(18,726)	(5,498)	65,025
Share of earnings in equity-accounted investments	(97)	176	(282)	862	(30)	−	−	629
Impairment losses / (reversals)	10,700	8,090	1,217	24	266	−	−	20,297
Realization of cumulative translation adjustment	−	(29)	−	−	−	3,722	−	3,693
Gains / (losses) on disposal / write-offs of assets**	(254)	344	(315)	−	(8)	(718)	−	(951)
Adjusted EBITDA*	53,648	47,475	7,934	(247)	1,103	(15,722)	(5,498)	88,693

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 4Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	6,911	3,233	(77)	(30)	482	(14,127)	(1,764)	(5,372)
Net finance income (expense)	−	−	−	−	−	7,598	−	7,598
Income taxes	3,466	1,554	(81)	(13)	243	(7,416)	(909)	(3,156)
Depreciation, depletion and amortization	7,867	1,747	575	−	122	134	−	10,445
EBITDA	18,244	6,534	417	(43)	847	(13,811)	(2,673)	9,515
Share of earnings in equity-accounted investments	(183)	(214)	(84)	5	(8)	−	−	(484)
Impairment losses / (reversals)	(142)	2,185	1,445	23	−	−	−	3,511
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets**	(52)	280	(21)	−	42	195	−	444
Adjusted EBITDA*	17,867	8,785	1,757	(15)	881	(13,616)	(2,673)	12,986

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 3Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	4,284	2,592	755	(28)	607	(7,708)	148	650
Net finance income (expense)	−	−	−	−	−	7,411	−	7,411
Income taxes	2,153	1,218	330	(7)	312	(3,927)	76	155
Depreciation, depletion and amortization	8,027	1,972	611	6	129	140	−	10,885
EBITDA	14,464	5,782	1,696	(29)	1,048	(4,084)	224	19,101
Share of earnings in equity-accounted investments	(106)	(231)	(115)	17	(1)	(2)	−	(438)
Impairment losses / (reversals)	−	141	3	−	−	−	−	144
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets**	233	162	5	−	(1)	17	−	416
Adjusted EBITDA*	14,591	5,854	1,589	(12)	1,046	(4,069)	224	19,223

* See definitions of Adjusted EBITDA in glossary.

** Includes the accounts of gains / losses on disposal of assets and gains / losses at remeasurement of remaining interests at fair value.

Glossary

ACL – Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA Margin - Adjusted EBITDA divided by sales revenues.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Basic and diluted earnings (losses) per share - calculated based on the weighted average number of shares.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

CTA – Cumulative translation adjustment – The exchange variation cumulative amount that is recognized on Shareholders’ Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Domestic crude oil sales price - Average of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production - Natural gas production in Brazil less LNG plus gas reinjection.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period

Feedstock processed (excluding NGL) - Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Feedstock processed – Brazil – Daily volume of crude oil and NGL processed.

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in investees. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Margin – Gross profit over sales revenues.

Jet fuel –Aviation fuel.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the International Standards - IFRS and it is possible that it may not be comparable to similar measures reported by other companies,. however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LNG – Liquified natural gas.

LPG – Liquified crude oil gas.

LTM Adjusted EBITDA – sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. LTM Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our liquidity.

LTM OCF – Sum of last 12 months (Last Twelve Months) of OCF and represents the most directly comparable measure in relation to the LTM Adjusted EBITDA.

Net debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards - IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment- Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline.

Net Margin – Net income (loss) over sales revenues.

NGL – Natural gas liquids.

OCF - Net Cash provided by (used in) operating activities (operating cash flow).

Operating indicators – indicators used for businesses management and are not reviewed by independent auditor.

Operating Margin - operating income (loss) over sales revenues.

PCD – Petrobras Chile Distribuición Ltda.

PESA – Petrobras Argentina S.A.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Total liabilities net – Total liability less adjusted cash and cash equivalents.

On December 31st, 2017, the presentation related to the business segment information reflects management’s assessment related to the performance and the business resources allocation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro

______________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer